Filed Pursuant to Rule 424(b)(3)

Registration No. 333-214130

RODIN GLOBAL PROPERTY TRUST, INC.

SUPPLEMENT NO. 7 DATED JANUARY 3, 2019

TO THE PROSPECTUS DATED APRIL 23, 2019

This Supplement No. 7 supplements, and should be read in conjunction with, our prospectus dated April 23, 2019, as supplemented by Supplement No. 1, dated May 8, 2019, Supplement No. 2, dated May 17, 2019, Supplement No. 3, dated July 3, 2019, Supplement No. 4, dated August 15, 2019, Supplement No. 5, dated October 3, 2019 and Supplement No. 6, dated November 18, 2019. Defined terms used in this Supplement shall have the meaning given to them in the prospectus unless the context otherwise requires. The purpose of this Supplement No. 7 is to disclose:

•	the status of our initial public offering;

•	an update to one of our investments; and

•	management update.

Status of Our Initial Public Offering

We commenced our initial public offering of $1.25 billion in shares of common stock on March 23, 2017, of which up to $1.0 billion in Class A Shares, Class T Shares and Class I Shares are being offered pursuant to our primary offering and up to $250 million in shares are being offered pursuant to our distribution reinvestment plan. We refer to our primary offering and our distribution reinvestment plan collectively as our offering. On May 18, 2017, we satisfied the minimum offering requirement as a result of the purchase of $2.0 million of Class I Shares by our sponsor and we commenced operations.

As of December 27, 2019, we had issued 5,319,670 shares of our common stock (consisting of 3,145,190 Class A Shares, 1,326,256 Class T Shares and 848,224 Class I Shares) in our offering for gross proceeds of approximately $137 million. As of December 27, 2019, $1.11 billion of shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on March 23, 2020, unless extended by our board of directors as permitted under applicable law and regulations.

Investment Update

As previously disclosed, on January 2, 2019, we, through our operating partnership, made an investment, together with a subsidiary of our sponsor, Cantor Fitzgerald Investors, LLC, or CFI. The investment was made through a single purpose limited liability entity, in which, as of January 2, 2019, we owned 40.5% of the membership interests and CFI owned 59.5% of the membership interests, or the Pennsylvania SPE. The Pennsylvania SPE entered into a joint venture agreement, or the Pennsylvania JV, with a subsidiary of USRA Net Lease III Capital Corp., or USRA. The Pennsylvania SPE invested $11,805,000 in the Pennsylvania JV. The Pennsylvania JV is the sole member of an entity that purchased a cold storage and warehouse distribution facility located in Denver, Pennsylvania, or the PA Property, for a purchase price of $117,050,000. The acquisition of the PA Property was also financed by a mortgage loan in the amount of $76,732,500, or the PA Mortgage Loan, provided by Goldman Sachs Mortgage Company, or the PA Mortgage Lender. In connection with entering into the Pennsylvania JV, CF Real Estate Holdings, LLC, or CFREH, an affiliate of CFI, entered into a back-up indemnification agreement, or the CFREH Indemnification Agreement, with USRA, whereby CFREH agreed to indemnify USRA and certain of its affiliates from certain claims asserted by the PA Mortgage Lender to the extent that such claims are caused by CFREH, the Pennsylvania SPE, or any of their affiliates.

As of December 24, 2019, we owned 100% of the membership interests in the Pennsylvania SPE. Accordingly, on December 24, 2019, we entered into a back-up indemnification agreement, whereby we assumed all of the past, present and future obligations and liabilities of CFREH under the CFREH Indemnification Agreement, and CFREH was released of such obligations. As of the date hereof, there are no outstanding claims or obligations under the CFREH Indemnification Agreement.

Management Update

On December 20, 2019, Steven Bisgay tendered his resignation as our and our advisor’s Chief Financial Officer and Treasurer, effective as of the end of the calendar year 2019. In addition, Mr. Bisgay resigned as our director effective as of the end of the calendar year 2019. Accordingly, all references to Mr. Bisgay throughout the prospectus are removed.

In addition, on December 26, 2019, our board of directors appointed Paul M. Pion as a director, Chief Financial Officer and Treasurer to fill the vacancy created by Mr. Bisgay’s resignation, effective January 1, 2020. Mr. Pion will also serve as our advisor’s Chief Financial Officer and Treasurer. The biographical information concerning our company’s board of directors and management team and our advisor’s management team on pages 78-80 and 84 of the prospectus is updated by adding the following biographical information for Mr. Pion.

Paul M. Pion. Mr. Pion, 53, has served as our director, Chief Financial Officer and Treasurer and Chief Financial Officer and Treasurer of our advisor since January 2020. Since January 2020, Mr. Pion has served as a director and as the Chief Financial Officer and Treasurer of Rodin Income Trust, Inc. and as the Chief Financial Officer and Treasurer of Rodin Income Advisors, LLC. He has served as Chief Administrative Officer and Senior Managing Director of Cantor Fitzgerald & Co. since August 2011. In this position, Mr. Pion oversees a range of functions, most notably client management, cost control, procurement, and vendor management. Other responsibilities include business continuity planning, facilities and insurance. In addition, he is the Treasurer of the Cantor Fitzgerald Relief Fund. Additionally, since January 17, 2012, Mr. Pion has served as Chief Executive Officer of Tower Bridge International Services LP, responsible for the back-office functions under a shared-services model for all Cantor UK-based businesses. Mr. Pion previously served in numerous positions for Cantor including Global Director of Internal Audit and was involved in various special projects from 2002 to 2010. Mr. Pion has been a director of Tower Bridge GP Limited since November 2010, BGC European GP Limited since January 2012 and was a director of BGC Brokers GP Limited from April 2012 until December 2019. Prior to joining Cantor, Mr. Pion served for approximately 14 years with the accounting firm Deloitte & Touche, most recently as an Audit and Assurance partner focusing on financial services clients. At Deloitte & Touche, he also led the New York office’s China Practice. Mr. Pion holds Series 7 and 27 licenses and is a Certified Public Accountant in the State of New York. He received a B.S. in Accounting from the State University of New York at Albany. Following his appointment, Mr. Pion will continue with his roles at Cantor and its affiliates.

We believe that Mr. Pion’s extensive experience in the financial services industry supports his appointment to our board of directors.